Agreement no: PS23-086

Certain identified information marked with "[***]" has been omitted from this document because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

This **FRAMEWORK AGREEMENT FOR THE SUPPLY OF CONSULTANTS** (the "**Framework Agreement**") is entered into between:

(1) **Volvo Car Corporation**, reg. no. 556074-3089, a limited liability company incorporated under the laws of Sweden ("**Purchaser**"); and

(2) **Polestar Performance AB** reg. no. 556653-3096, a limited liability company incorporated under the laws of Sweden (the "**Supplier**").

Each Purchaser and Supplier is hereinafter referred to as a "**Party**" and, jointly, as the "**Parties**". Capitalized terms and expressions not defined in this main document shall, throughout the Framework Agreement, have the meanings assigned to them in the Volvo Cars' General Terms and Conditions for the supply of Consultants and Agile Development Teams (the "**General Conditions**") or in any other appendix unless the context clearly provides otherwise.

1. BACKGROUND

1.1 Purchaser is engaged in the development, design, manufacturing and marketing of automobiles as well as spare parts and accessories and services related thereto for such automobiles, with a focus on safety, environmental care, quality and design.

1.2 Supplier is engaged in the development and design , manufacturing and marketing of automobiles as well as spare parts and accessories and services related thereto for such automobiles, with a focus on safety, environmental care, quality and design and has in-depth knowledge and experience performing to the relevant Assignment(s) agreed upon within the scope of this Framework Agreement.

1.3 The Parties now desire to enter into this Framework Agreement for the purpose of allowing Purchaser to engage Consultants of the Supplier to perform the one or more Assignments agreed between the Parties from time to time. In light of the foregoing, the Parties have entered into this Framework Agreement.

1.4 Under separate agreements, Purchaser is providing services of various kinds (e.g. engineering, manufacturing, procurement) to Supplier e.g. for Supplier's vehicles Polestar 2, Polestar 3 and other projects ("**Polestar Projects**"). This Framework Agreement may be used by Purchaser to create Assignments that are connected to Polestar Projects but also for Assignments that are unconnected to Polestar Projects and solely for the purpose of the Purchaser's projects connected to Volvo branded vehicles and products.

2. SCOPE AND CONTRACTUAL DOCUMENTS

2.1 This Framework Agreement constitutes a framework under which Volvo Cars or its Affiliates from time to time may request Supplier and/or Supplier Affiliates to provide Consultants to perform Assignments - on site and/or outside Volvo Cars' premises - under the supervision and control of the Purchaser.

2.2 For each Assignment the Parties shall agree upon an Assignment Description and compensation levels set out in a Purchase Order.

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Agreement PS23-086

2.3 In addition to this Framework Agreement, any Assignment performed by Supplier for the Purchaser will be governed by the following documents (the "**Contractual Documents**"):

1. This Framework Agreement;

2. Volvo Cars' General Terms and Conditions for the Supply of Consultants (the "**General Conditions**"), Appendix 1

3. Purchase Order(s) issued by Volvo Cars or any of its Affiliates (as defined in the General Conditions)

4. Agreed rates, Appendix 2

2.4 All appendices form an integral part of this Framework Agreement and take precedence over any conflicting or deviating terms and conditions unilaterally provided by any of the Parties. In the event of any inconsistencies or contradictions between the terms and conditions of the Framework Agreement, this main document shall take precedence over the appendices, and the appendices shall take precedence in the order set forth in Section 2.3.

2.5 For the avoidance of doubt, the Supplier is always responsible for acts or omissions of its personnel, Consultants and subcontractors, even without specific reference to such persons in the Purchase Order or other Contractual Documents.

2.6 Supplier is not entitled to payment for any work unless Purchaser by issuance of a Purchase Order has confirmed that the work can be commenced. Until such Purchase Order has been placed with Supplier, Volvo Cars has no responsibility, whatsoever, under this Framework Agreement, including but not limited to obligations to pay any rates or charges or to pay damages.

3. TERM

3.1 This Framework Agreement shall enter into force from 1st of January 2021 and when duly signed by authorised representatives of the Parties respectively and shall continue in force until the earlier of (i) 31 December 2025 or (ii) if terminated by Purchaser or Supplier by giving the other Party at least six (6) months' prior written notice of termination.

3.2 If an Assignment has a specific term stated, that term applies and the notice period for Assignments is stated in the General Conditions.

4. GOVERNANCE FORUM

4.1 The Parties agree that governance in respect of this Framework Agreement shall be handled in accordance with what is set out in the General Conditions in Appendix 1. When reference is made to a relevant governance forum, it shall for the purpose of this Framework Agreement have the meaning set out below in this Section 4.

4.2 The first level of governance forum for handling the co-operation between the Parties in various matters, handling management, prioritisation of development activities etc. under the Service Agreement shall be the "**Steering Committee**", which regarding cooperation between Supplier and Purchaser is the so called Volvo and Polestar Engineering & Operations Steering Committee. The Steering Committee shall be the first level of governance forum established by the Parties for handling the cooperation between them in respect of various matters.

4.3 The higher level of governance forum, to which an issue shall be escalated if the Steering Committee fails to agree upon a solution shall be the "**Strategic Board**", which regarding cooperation between Supplier and Purchaser is the so called "Volvo Cars and Polestar Executive Alignment Meeting". The Strategic Board shall be the highest level of governance

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Agreement PS23-086

forum established by the Parties for handling the cooperation between them in respect of various matters.

5. NOTICES

5.1 Save as otherwise provided under this Framework Agreement and other than routine operational communications, any notice, demand, document, consent or other communication required or permitted to be given by either Party to the other under the provisions of this Framework Agreement shall be in writing and sent by courier or by e-mail addressed as follows:

If to Volvo Cars to:
Attention: [***]
Address: Dept 50419, HC2N, 405 31 Göteborg
e-mail: [***]
If to Supplier to:
Attention: [***]
Address: Assar Gabrielssons väg 9, 4031, Göteborg
e-mail: [***]

5.2 Any notice sent by courier shall be deemed to have been duly served three (3) working days (in the place to which it is sent) after it has been sent. Any notice sent by e-mail shall be deemed to have been duly served at the time of transmission provided that such transmission has been executed during normal working hours (in the place to which it is sent).

5.3 Any Party may change its address for notices at any time by written notice to the other Party in accordance with this Section 4.

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Agreement PS23-086

This Framework Agreement has been electronically signed by the Parties.

PLACE: DATE:	PLACE: DATE:
VOLVO CAR CORPORATION	**POLESTAR PERFORMANCE AB**
Name: Maria Hemberg Title: General Counsel 11 December 2023	Name: Anna Rudensjö Title: General Counsel 12 December 2023

Name: Johan Ekdahl
Title: CFO
11 December 2023

Name: Jonas Engström
Title: Head of Operations
14 December 2023

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1 (10) Volvo Cars Related Party 20230925 Appendix 1 VOLVO CARS’ GENERAL TERMS AND CONDITIONS FOR THE SUPPLY OF CONSULTANTS 1. GENERAL 1.1. These General Conditions are only applicable when Supplier provides Consultants working under the supervision and control of Purchaser either on site or elsewhere as further specified in the Assignment Description. 2. DEFINITIONS 2.1. Unless the context clearly specifies or requires otherwise, the following terms and expressions shall have the meanings assigned to them below. “Affiliate” means any other legal entity that, directly or indirectly, is controlled by Volvo Cars or Polestar Automotive Holding UK PLC ; and control means the possession, directly or indirectly, by agreement or otherwise, of (i) at least 50% of the voting stock, partnership interest or other ownership interest, or (ii) the power (a) to appoint or remove a majority of the board of directors or other governing body of an entity, or (b) to cause the direction of the management of an entity. “Assignment” means the services Supplier will provide to Purchaser as defined in the Purchase Order. “Assignment Description” means the specification of the skills and experience of the individual Consultant(s) or agile development team required for the Assignment. “Background IP” means all Intellectual Property Rights owned by, or otherwise is in the rightful possession of either Party before the start of an Assignment or which a Party develops or acquires after the start from activities independent of any Assignment. “Confidential Information” means information relating to the disclosing party, its Affiliates and their businesses (whether in written, verbal, or digital form), including without limitation the Assignments, any Results, ideas, concepts, designs, specifications, drawings, notes, technology, know- how, future plans and programs, operations, services, products, costs, processes, models, specifications, procedures, manuals, personal data, customer lists and any other information which reasonably should be deemed confidential. “Consultant” shall mean the individual or, where applicable, the individuals forming a defined agile development team, which Supplier designates for the performance of the Assignment. “Effective Date” means the date set out in the main body of the Framework Agreement. “Force Majeure Event” has the meaning set out in Section 21.1. “Framework Agreement” means the Framework Agreement for Supply of Consultants and includes, for the avoidance of doubt, all appendices attached to it, including these General Conditions. “General Conditions” means these Volvo Cars’ General Terms and Conditions for Supply of Consultants/Agile development teams. “Intellectual Property Rights” means any and all intellectual and industrial property rights, whether registerable or not, including, but not limited to, patents, registered and unregistered design rights, utility models, copyrights, trademarks, business names, trade names, service marks, utility marks, database rights, know-how, all extensions and renewals to any of them and any applications for any of them and any right or form of protection of a similar nature having equivalent or similar effect to any of them, which may exist anywhere in the world. “Party/Parties” means Purchaser and Supplier, individually or jointly as the case may be. “Polestar Technology” means technology that does not exist on any other vehicle than Polestar Vehicle, and which is specified as Polestar Technology (Category 1 and for the avoidance of doubt Category 3B) under separate agreements between the Parties. “Polestar Unique Volvo Technology” means such Volvo Technology which is specified as Polestar Unique Volvo Technology (Category 2) and which is licensed exclusively to Supplier and it´s Affiliate under separate agreements between Purchaser and Supplier and it´s Affiliate. “Purchaser" means the relevant Volvo Cars entity, i.e. Volvo Car Corporation or any of its Affiliates, indicated as such in the Framework Agreement or otherwise in the applicable Purchase Order. Volvo Cars Related Party 20230925 2 (10) “Results” means any intangible and tangible results developed, experienced or obtained when performing the Assignment, including, but not limited to (i) prototypes, drawings, descriptions, models, tables, photographs, source codes, object codes and other deliverables, reports and other documents, material and information (whether in writing or stored on any other form of media) and (ii) all Intellectual Property Rights developed, acquired, produced or otherwise originate as a result of or in connection with the performance of the Assignment. “Service Request” means a detailed service request issued by Purchaser to Service Provider relating to each Assignment which Purchaser would like Supplier to perform (which will include or refer to a description of the Assignment to be performed, and other relevant details related to the Assignment). “Shared Technology Working Principles (STWP)” means the documented, mutually agreed way of working operational process between the two Parties. “Supplier” means the company indicated as such in the Framework Agreement or in the Purchase Order. “Volvo Cars” means Volvo Car Corporation and all its Affiliates collectively. “Volvo Cars Data” means all data (including personal data, as defined in applicable laws and regulations) and other information (editorial, text, graphic, audio-visual and other content) that Volvo Cars or someone on its behalf makes available to Supplier and/or its Consultants through or as a consequence of the Assignment. “Volvo Technology” means Volvo Intellectual Property Rights (including but not limited to Category 2, 3A and 4) which is licensed to Supplier and its Affiliates under separate agreements between Purchaser and Supplier and it´s Affiliates. “Purchase Order" means an electronic or physical purchase order regarding an Assignment agreed between the Purchaser and Supplier. 2.2. A phrase introduced by the words “including”, “includes”, “in particular”, “for example” or similar, shall be construed as illustrative and without limiting the generality of the related general words. All capitalized terms in singular in the list of definitions shall have the same meaning in plural and vice versa. 3. ORDERING PROCESS 3.1. Purchaser will issue a Service Request relating to each Assignment which Purchaser would like Supplier to perform (which will include or refer to an Assignment Description containing a description of the Assignment to be performed, and other details related to Assignment). Supplier shall, within reasonable time from the date of issue of each Service Request, respond to the Service Request with an offer including a fee quote or reject the Service Request. Upon acknowledgement of such response to the Service Request Purchaser will issue a Purchase Order relating to the Assignment which will include a referral to the correlating Service Request. Supplier shall, within ten (10) business days from the date of issue of each Purchase Order either acknowledge or reject the Purchase Order. 3.2. A binding commitment to in relation to an Assignment shall be considered concluded between the Parties when Purchaser receives Supplier’s acknowledgement of the Purchase Order, or in the absence thereof, at the latest when the Supplier starts to carry out the Assignment. 3.3. Purchaser does not make any further volume commitment beyond Purchase Order and Purchaser, are always free to source services from other suppliers or to perform such services itself. 3.4. Supplier is not entitled to payment for any work, unless Purchaser has issued a Purchase Order in accordance with the above. 4. PERFORMANCE OF THE ASSIGNMENT 4.1. Supplier shall perform the Assignment in compliance with the Purchase Order, the Assignment Description and these General Conditions and any other contractual documents agreed upon by the Parties and use its best efforts to promote the interests of Volvo Cars. 4.2. When performing the Assignment, Supplier shall use professional and skilled personnel, reasonably experienced for the Services to be performed, Service Provider shall work according to the same standard of care and professionalism that is done in Supplier´s internal business and development projects. Such standard of care and professionalism, shall however at all times correspond to Industry Standard. 4.3. When performing the Assignment, Supplier shall comply with any reasonable instructions by Purchaser and shall co-operate with any third party as Purchaser requests as well as enter into any Volvo Cars Related Party 20230925 3 (10) reasonable confidentiality agreements requested by such other suppliers for such purposes. 4.4. Unless it or he has been specifically authorized to do so by Purchaser in writing: (a) neither Supplier nor the Consultant shall have any authority to incur any expenditure in the name of or for the account of Purchaser; and (b) Supplier shall not and shall procure that the Consultant shall not, hold itself out as having authority to bind Purchaser. 4.5. The Consultants shall comply with any applicable Volvo Cars policies and directives. 4.6. When performing the Assignment, the Consultants shall time report according to Volvo Cars’ procedures. 5. PERSONNEL 5.1. Supplier shall provide professional and skilled personnel, reasonably experienced for the Services to be performed at the best of their knowledge. 5.2. If Purchaser reasonably deems that a Consultant is not suitable for the Assignment, Purchaser shall notify Supplier, and Supplier shall if possible substitute that individual within a reasonable time. If a Consultant is replaced, for any reason, any associated costs, such as any extra time spent on the Assignment by the Supplier due to the replacement, for example, related to knowledge transfer, shall be borne by the Supplier. 5.3. The Consultants, while on the premises of Purchaser, shall follow normal business hours at Purchaser’s premises where such work is performed unless otherwise requested by Purchaser. 5.4. Consultants shall only perform their Assignment on Purchaser's premises on Purchaser equipment and may not take any of Purchaser's equipment (including but not limited to computers) out of Purchaser's premises, except when expressly granted in writing by Purchaser and for assignments initiated prior to 31st of December 2023. 6. EQUIPMENT AND TRAINING 6.1. Unless otherwise agreed, Purchaser shall provide the Consultants with all equipment (including but not limited to any hardware, software and consumable supplies) necessary for the Assignment. Each Consultant may only use such equipment for the sole purpose of performing the Assignment and the equipment should always be used in an efficient and prudent manner. Any and all of Purchaser’s resources to be provided will be furnished on an “as is - where is” basis without any representations and warranties for their condition and usability. When Purchaser’s resources are no longer required for performance of the Assignment, each Consultant will return Purchaser’s resources to Purchaser in substantially the same condition as when the relevant Consultant began use of Purchaser’s resources, subject to reasonable wear and tear. 6.2. Supplier shall complete, and ensure that its Consultants complete, any reasonable training as required by Purchaser. Supplier shall bear the cost for training of its Consultants. An initial training is estimated to be 3 hours. 7. OTHER ACTIVITIES 7.1. Nothing shall prevent the Supplier or the Consultant from being engaged, concerned or having any financial interest in any other business, trade, profession or occupation during the Assignment provided that such activity does not cause a breach of any of Supplier’s obligations under this Framework Agreement. 8. DOCUMENTATION 8.1. All documents and other materials produced for Purchaser with regard to the Assignment, including but not limited to reports, descriptions, drawings, solutions, recommendations, models, tables, photographs, videos, object codes, source codes, shall be construed as Results and as such the property of Purchaser in accordance with Section 11.1. All documents and materials shall be delivered to Purchaser at the completion of the Assignment, on termination of the Framework Agreement (or a specific Assignment) or at Purchaser’s request. 8.2. All documents and materials shall be prepared and marked in accordance with Volvo Cars’ standards and Shared Technology Working Principles (STWP) if Supplier has been notified thereof. 8.3. If Purchaser supplies equipment, documents or information, including, descriptions, instructions, drawings, models, tools, tables, photographs, videos, object code, source code, discs or other media to any of the Consultants, Supplier shall ensure that each Consultant treats any such information as Confidential Information, properly safeguarded and stored. Title to the above shall remain with Purchaser and each Consultant may only use such Purchaser property to perform the Assignment for which it has been provided. All Purchaser property shall be returned to Purchaser after the completion of the Assignment, on Volvo Cars Related Party 20230925 4 (10) termination of the Framework Agreement (or a specific Assignment) or at Purchaser’s request. 9. FEES AND PAYMENT TERMS 9.1. Unless otherwise agreed, the fee for the Assignment shall be set out in the Purchase Order. Invoicing shall be made monthly in arrears. The invoice shall be supplemented by a fee specification specifying the work performed and possible reimbursable expenses. Payment shall be made within thirty (30) days from the date of the invoice, unless disputed by either Party in good faith in whole or in part. In case of late payment, Supplier may charge interest for overdue payments and the interest shall be based on the one month applicable interbank rate, depending on invoicing currency, with an additional of four per cent (4%) per annum. Unless approved by Purchaser in writing, Supplier shall not increase the fees for Consultants working in ongoing Assignments. 9.2. Other Cost will be charged bases on actual cost, not estimated costs. 9.3. Purchaser shall only be liable to pay for the hours performed under the Assignment. In the event of absence (sickness, vacation, education not initiated by Purchaser), Purchaser shall not be liable for any fees. 9.4. Supplier is responsible for charging and declaring VAT or similar local taxes as follows from applicable law. All fees and other remuneration under the Framework Agreement shall be excluding VAT or other similar local taxes. Supplier is solely responsible for ensuring that all taxes and charges for Consultants who carry out the Assignment for Purchaser are paid in accordance with applicable laws and collective bargaining agreements. 9.5. Unless otherwise specifically stated in the Purchase Order, all payments under the Framework Agreement shall be made in SEK (Swedish krona). 9.6. Payment does not automatically constitute approval of the invoiced amount or the performance under an Assignment. 10. EXPENSES 10.1. Purchaser shall not pay any expenses, unless they can be verified and have been agreed in the Purchase Order. 10.2. If Consultants need to travel due to a request from Purchaser, the following shall apply. Compensation for travel, meals and accommodation shall be paid only if Purchaser has approved the journey in writing. Purchaser shall also stipulate the method of transport and the standard of accommodation. Tickets and travel allowances shall be dealt with in accordance with the applicable travel regulations. Supplier shall not be compensated for travelling time unless otherwise agreed. 11. OWNERSHIP AND USE OF RESULTS 11.1. The ownership to all Results related to the Assignment shall pass immediately, automatically and exclusively to Purchaser with full title, including the right to sublicense and transfer it to third parties, and to further develop and/or modify the Result. The Result may not be used by each Consultant for purposes other than the Assignment without the prior written consent of Purchaser. Supplier warrants that it is entitled to grant Purchaser the rights granted under the Framework Agreement and that it has obtained a written and valid assignment of all existing and future Results from the Consultant. Supplier agrees to provide to Purchaser a copy of this assignment upon Purchaser’s request 11.2. Supplier shall ensure that each Consultant discloses all inventions to Purchaser. Supplier acknowledges that due to the fact that inventions contain Purchaser's Confidential Information, Supplier or any of Supplier's employees or anyone else working for Supplier shall not be part of any invention disclosure to Purchaser except for the relevant Consultant. Supplier undertakes to assist, and procure that the relevant Consultants assists, in preparing and signing all documents and do all such other acts and things as may be necessary to enable Purchaser or any of its Affiliate to be registered as a holder of any Intellectual Property Rights forming part of the Result, including, for the avoidance of doubt, procuring its Consultants sign any document to effect a transfer of patent rights to Purchaser. 11.3. Supplier hereby waives, to the maximum extent permissible under law, any and all moral rights of any nature existing in any country in and to the Results assigned hereunder. 11.4. Except with respect of ownership to the Result, no title or ownership with regard to either Party’s Background IP shall be transferred to the other Party as a result of this Framework Agreement or the performance of an Assignment hereunder. 11.5. Purchaser may from time to time grant Supplier the right to use Purchaser’s or its Affiliates’, or their respective licensors’ Background IP, but it will in such case in the context of this Framework Agreement always be restricted to the extent needed for the relevant Consultant to be able to deliver the Assignment hereunder. Supplier acknowledges that no further usage rights to such Background IP will be granted to it hereunder and that the use may be

Volvo Cars Related Party 20230925 5 (10) subject to further restrictions beyond what is stated herein. 11.6. If the Assignment is terminated, Purchaser shall receive the rights to the Results for any work already paid for or delivered (provided Purchaser duly pays for it in accordance with the agreed terms). Further, the Purchaser shall be entitled to acquire against reasonable compensation the rights to Results for work not delivered nor paid for at termination. 11.7. Supplier and its Consultants shall without undue delay inform Purchaser if it gains knowledge or has reason to believe that Purchaser may be considered infringing on a third party’s Intellectual Property Rights, including if the Assignment or the Result risk to be considered infringing on a third party right. 11.8. Supplier and its Consultants shall not use tangible or intangible resources (e.g. source codes or designs), whether originating from the Supplier or any third party, where the Supplier and its Consultants have reason to believe that the use will cause the Result to infringe the intellectual property rights or other rights of a third party. 12. TRADEMARKS 12.1. Supplier and its subcontractors may not use any of Purchaser’s trademarks or logotypes (whether for advertisement, exhibitions or any other purpose) without the prior written consent of Purchaser and, if consent is given, strictly in accordance with the explicit instructions and requirements of Purchaser. 12.2. Purchaser and its Affiliates may not use any of Supplier’s trademarks or logotypes (whether for advertisement, exhibitions or any other purpose) without the prior written consent of Supplier and, if consent is given, strictly in accordance with the explicit instructions and requirements of Supplier. 13. IP INFRINGEMENTS 13.1. In case Supplier or any Consultants have delivered Results to Purchaser, in violation of instructions provided by Purchaser, that knowingly infringe Intellectual Property Rights of a third party, Supplier shall [***]. Purchaser shall (i) notify Supplier without undue delay in writing of any Claim; (ii) allow Supplier to control the defence of and potentially settle such Claim; and (iii) provide reasonable assistance [***] in connection thereto. 14. LIABILITY 14.1. Subject to the limitations set out in Sections 14.2 and 14.3, Supplier shall hold harmless and indemnify Purchaser from and against [***] In case of a third- party claim, the Purchaser shall notify the Supplier in writing of the claim, and shall not settle any such claim, suit, or action without giving the Supplier reasonable time to consider such claim, suit, or action. 14.2. Except as set out in Section 14.4, neither Party shall be liable for any indirect loss or damage, including loss of profit, loss of goodwill, or loss of business opportunity. For the avoidance of doubt, direct losses or damages include but are not limited to the following: a) loss of data and any costs of recreating or reloading any of the information of Purchaser that is corrupt, lost, or damaged; b) costs of replacing lost or damaged equipment, software, and materials; and c) reasonable overtime payments or related reasonable expenses Purchaser incurs, including overhead allocations of Purchaser for the employees of Purchaser, wages of additional employees, travel expenses, overtime expenses, and similar charges incurred in connection with (a) above. 14.3. Except as set out in Section 14.4, the maximum liability of a Party under this Framework Agreement shall with respect to each incident be limited to [***] 14.4. Notwithstanding anything to the contrary in this Framework Agreement, no limitation whether to types of damages or the maximum liability cap shall apply with respect to (i) [***], 15 (Confidentiality), (ii) claims related to death or bodily injury; or (iii) losses or damages caused by gross negligence or wilful misconduct. 14.5. Supplier shall be fully liable for acts and omissions of any Consultants or any other party Supplier engages to perform the Assignment. 15. CONFIDENTIALITY 15.1. The Parties shall use all reasonable means to preserve the secrecy of Confidential Information and only use it for the purpose of performing its obligations or exercising its rights under this Framework Agreement. Without the other Party’s prior written consent, neither Party shall disclose Confidential Information to a third party, except to the extent necessary for the purpose of performing its obligations or exercising its rights under this Framework Agreement and provided that the third party is bound by confidentiality obligations not less protective than those set out in this Framework Agreement. In addition, Purchaser may always disclose Confidential Information to its Affiliates, provided that the Affiliate is bound by Volvo Cars Related Party 20230925 6 (10) confidentiality obligations not less protective than those set out in this Framework Agreement. 15.2. In the course of the assignment Consultants may learn about Purchaser’s Confidential Information and such Confidential Information may not be disclosed to Supplier or any of Supplier’s employees or anyone else working for Supplier. Accordingly, Consultants may not access any Purchaser’s Confidential Information from, or bring Purchaser’s equipment onto, Supplier’s premises. Consultants may not access any Supplier’s Confidential Information from, or bring Supplier’s equipment onto, Purchaser’s premises, except for cell phones or if permitted according to Section 5.4. 15.3. In case any of Supplier’s Confidential Information or Intellectual Property Rights is included in any of the Results, Supplier hereby grants Purchaser a perpetual (at least 40 years), irrevocable, world- wide, royalty free, and non-exclusive license to use the relevant Supplier’s Intellectual Property Rights for any purpose whatsoever. The Supplier hereby declares it will not assert, directly or indirectly, its IP rights against Purchaser for using the Results in accordance with this Agreement. What is set forth in this Section 15.3 will not apply to Polestar Technology and Polestar Unique Volvo Technology. 15.4. Confidential Information shall not include information which (i) is or becomes public through no fault of the receiving Party; (ii) is lawfully obtained from someone other than the disclosing Party that is not under an obligation to the disclosing Party to keep that information confidential; (iii) was already in the possession of the receiving Party prior to the date of disclosure; or (iv) the receiving Party develops independently without use of the Confidential Information. 15.5. The receiving Party may disclose the Confidential Information to comply with applicable laws, rules and regulations if it notifies the disclosing party (if so permitted) and takes reasonable and lawful actions to limit the extent of the disclosure. 15.6. On the expiration or termination of the Framework Agreement and if requested by Purchaser, Supplier ensures that each Consultant shall either return or destroy all media containing Confidential Information. 15.7. This Section 15 and the confidentiality undertakings of the Parties shall remain in force during the term of this Framework Agreement and for twenty years thereafter. 15.8. Neither Party may make any public statement regarding this Framework Agreement without the other Party’s written approval. 15.9. Supplier shall ensure that confidentiality in accordance with this Section 15 is adhered to by confidentiality undertakings entered into with each Consultant to this effect prior to commencement of the Assignment. Supplier shall ensure that each Consultant signs the NDA for 3rd parties accessing VCC IT systems (as attached in Appendix 1) before starting the Assignment or as soon as reasonably possible after starting the Assignment. Supplier shall by request of Purchaser make signed copies of such documents available to Purchaser. 16. PERSONAL DATA 16.1. The assumption is that neither the Supplier nor the Consultant will be acting as a processor of personal data (as defined in applicable laws and regulations) when performing any Assignment under this Agreement. However, should the Supplier or the Consultant undertake duties where it becomes a processor, the Parties shall prior to that any such duties are performed enter into a data processing agreement, upon notification from Purchaser that such agreement is required. The Supplier further shall comply with applicable laws and regulations, the Purchaser’s instructions, data protection policy and other guidelines made available to it for processing of personal data within the scope of the Assignment. 17. TERM AND TERMINATION 17.1. Term: This Framework Agreement shall come into force from the Effective Date and shall remain in force until terminated in accordance with the provisions set out in the main body of the Framework Agreement or as set out below in this Section 17. 17.2. Termination for material breach of contract: If either Party materially breaches any of its obligations under the Framework Agreement, then the other Party may, immediately on written notice to the other Party, terminate the Framework Agreement for cause, as of the date specified in the notice of termination, provided that the breaching Party has failed to cure the breach, if curable, within thirty (30) days after written notice of the breach. If the breach is not curable, the other Party may terminate the Framework Agreement without the cure period. If Supplier has committed the breach it shall not be entitled to any other payment than compensation for agreed work already performed to the extent the work has a corresponding value. If Purchaser has committed the breach of the Volvo Cars Related Party 20230925 7 (10) Framework Agreement, Purchaser shall pay for the work performed, verified necessary reasonable costs and expenses, which are not reimbursed in any other way. 17.3. Termination for insolvency: If a Party is or becomes bankrupt or insolvent, the other Party may, by written notice, terminate the Framework Agreement --with immediate effect. 17.4. Termination in case of force majeure: If a Party is prevented from performing its obligations under the Framework Agreement due to a Force Majeure Event for more than one (1) month, the other Party may terminate the Framework Agreement with immediate effect. Neither Party shall have any liability to the other in respect of the termination of the Framework Agreement because of a Force Majeure Event. A Force Majeure Event may never release Supplier from its obligations to implement or execute any business continuity plan the Parties may agree. 17.5. Termination for convenience: Each Party may terminate a specific Assignment for convenience at any time by (i) giving the other Party at least One (1) month’s written notice, designating the termination date. 17.6. Partial termination: Where Purchaser is entitled to terminate this Framework Agreement, Purchaser can also choose to partially terminate any or more of the Assignments in accordance with the principles set out in this Section 17. If there is a partial termination for convenience, the Supplier shall be entitled to a pro-rata compensation based on the principles set out in Section 17.5. 17.7. Consequences of termination: Upon termination or expiration of the Framework Agreement, Supplier shall within two (2) weeks from the date of termination (i) return to Purchaser all documentation received from or developed for Purchaser in such form and format and on such media as requested and approved by Purchaser and (ii) thereafter permanently destroy all Volvo Cars Data in all locations and certify such destruction in writing. Further, if requested by Purchaser, Supplier shall assist in transferring the Assignment(s) to Purchaser or to any third party appointed by Purchaser in a smooth manner and without interruption or other significant adverse effects for Volvo Cars. 18. COMPLIANCE WITH LAWS, BASIC WORKING CONDITIONS, CODE OF CONDUCT ETC. 18.1. Supplier shall comply with – and ensure that its Consultants comply with – all applicable laws, rules and regulations when performing its obligations under the Framework Agreement, including procuring and maintaining any relevant licenses, permits and authorisations required to perform the obligations under the Framework Agreement. Furthermore, Supplier shall comply with Volvo Cars’ Code of Conduct for Business Partners, available at https://group.volvocars.com/sustainability, or similar principles. Failure by Supplier to comply with this Section 18.1 shall be deemed a material breach of the Agreement. 18.2. If Supplier performs any work on Purchaser’s premises, Supplier will comply with Purchaser’s safety and security arrangements (including its internal policies on well-being of employees, and on alcohol and drugs). Supplier is responsible to inform itself, its Consultants, its employees and its subcontractors of such safety and security arrangements applicable on Purchaser’s premises from time to time. Purchaser is responsible for keeping Supplier informed about Purchasers safety and security arrangements. 18.3. The Swedish Foreign Posting of Employees Act (Sw. Lag om utstationering av arbetstagare) will apply as regards Consultants provided by Supplier performing work at any of Volvo Cars’ premises in Sweden. If Consultants are performing such work for more than eight (8) days Supplier shall ensure that such persons (i) are covered by a life insurance as well as an insurance for industrial injuries, and (ii) receive salary, and vacation pay in accordance with the applicable or corresponding Swedish national collective agreement. 19. ENVIRONMENTAL MATTERS 19.1. Purchaser strives to strategically implement a “circular economy”, which is why Supplier shall adopt a holistic view of the environmental impact that the Assignment may have, taking into account the waste hierarchy and the complete life cycle of the Assignment. Supplier shall take all reasonable steps to protect the environment in compliance with applicable laws, rules and regulations and Purchaser’s reasonable instructions. 19.2. Supplier commit to, for the purpose of this Agreement, ensure compliance with the Polestar sustainability policy. 20. AUDIT RIGHT 20.1. Each Party shall continuously inform the other Party, in written English, on all matters that are of importance to its performance under the Framework Agreement. 20.2. Upon Purchaser’s request, Supplier shall on a monthly basis provide Purchaser with statistics on performed work, costs, delivery performance and Volvo Cars Related Party 20230925 8 (10) any other information which Purchaser may reasonably request. 20.3. Purchaser may, subject to prior written notice, send its authorised representatives to (i) examine all documents in the possession or under the control of Supplier relating to its obligations under the Framework Agreement or any payments requested by Supplier pursuant to the Framework Agreement, (ii) audit any facility or process to determine compliance with any requirements of the Framework Agreement and (iii), when determining Supplier’s compliance with its obligations under Section 18, interview Supplier’s Consultants, employees and management. In order to verify Supplier’s compliance with the requirements set out in Section 18, Purchaser may also request Supplier to reasonably take part in an assessment program. Upon Purchaser’s request, Supplier shall use its best efforts to permit Purchaser to conduct inspections and audits as set out in this section at any subcontractor engaged by Supplier. 20.4. Upon Purchaser’s request, Supplier shall (i) provide Purchaser with its latest audited annual report, environmental report and quality control system certificate; and (ii) its most recent financial report, including income statements, balance sheets, cash flow statements and supporting data. If Supplier is a publicly traded company, Supplier shall provide such financial report when permitted to do so under applicable laws, rules and regulations. 20.5. Supplier shall maintain all relevant books and records relating to the Framework Agreement for a period of minimum two years after the expiration or termination of the Framework Agreement. Purchaser may make copies of such materials. 21. FORCE MAJEURE 21.1. Each Party shall be relieved from liability for a failure to perform any of its obligations under the Framework Agreement during such period and to the extent that the due performance is prevented by reason of any circumstance beyond the control of such Party, including natural disasters, war, government restrictions and embargoes, provided the non-performing Party is without fault and the default or delay could not have been prevented or avoided by reasonable precautions (“Force Majeure Event”). 21.2. If a Party wishes to invoke a Force Majeure Event it shall give immediate notice to the other Party of the start and finish of such event. If a Party fails to give notice, it shall not be relieved from its obligations to perform due to such Force Majeure Event. Both Parties shall use reasonable efforts to prevent and reduce the effect of any non-performance of the Framework Agreement caused by a Force Majeure Event. 21.3. Either Party may to terminate the Framework Agreement or an Assignment due to a Force Majeure Event in accordance with Section 17.4. 22. MISCELLANEOUS 22.1. Supplier shall obtain and retain a third party certification according to ISO 9001/2 and ISO 14001 standards. Should Supplier not be ISO 9001 and ISO 14001 certified or have other adequate and by Purchaser approved quality/environmental management system in place, Supplier shall, unless otherwise agreed, have a six months grace period from the date of the Framework Agreement, after which Supplier shall be able to demonstrate to Purchaser that the Assignment is performed in accordance with such quality and environmental system. If not, Supplier shall indemnify Purchaser from all losses, damages, costs and expenses that Purchaser incurs related to such non-compliance. 22.2. Neither Party may assign any rights or delegate any obligations under this Framework Agreement without the other Party’s written consent. However, Purchaser may transfer the Agreement or a Purchase Order to any Affiliate upon written notice to Supplier. 22.3. Supplier is always liable for any acts and/or omissions of its personnel, consultants, subcontractors and affiliates and their compliance with Supplier’s obligations under this Framework Agreement. The foregoing includes, without limitation, an obligation to make sure that its subcontractors comply with the code of conduct as set out in Section 18.1. If so reasonably required by Purchaser, Supplier shall substitute any such individual personnel, consultant or subcontractor. 22.4. The terms of this Framework Agreement that expressly are to, or by implication ought to, survive, will survive this Framework Agreement. 22.5. This Framework Agreement states all terms agreed between the Parties and supersedes all other agreements between the Parties relating to its subject matter. 22.6. No amendment of this Framework Agreement will be effective unless it is in writing and signed by both Parties. 22.7. No failure by either Party, at any time, to require the other Party to perform shall in any way affect the right to require such performance at any time thereafter, nor shall the waiver of either Party of a breach under the Framework Agreement constitute

Volvo Cars Related Party 20230925 9 (10) a waiver of any later breach of the same or any other provision. 22.8. The Parties are independent contractors. This Framework Agreement does not create any agency, partnership or joint venture between the Parties. 22.9. Unenforceable terms of this Framework Agreement will be modified to reflect the Parties' intention and only to the extent necessary to make them enforceable. The other terms will remain in effect without change. 22.10. Notwithstanding anything to the contrary set out in this Framework Agreement, all remedies shall be cumulative and in addition to any other available remedies under this Framework Agreement or law. 22.11. The English version of the Framework Agreement shall take precedence over any translation of it. 23. GOVERNING LAW, ESCALATION PRINCIPLESAND DISPUTE RESOLUTION 23.1. Governing law: The Framework Agreement shall be governed by the substantive laws of Sweden , without regard to its conflict of law principles or the UN convention on international sale of goods. 23.2. Escalation principles: In case the Parties cannot agree on a joint solution for handling disagreements or disputes, a deadlock situation shall be deemed to have occurred and each Party shall notify the other Party hereof by the means of a deadlock notice and simultaneously send a copy of the notice to the Steering Committee. Upon the receipt of such a deadlock notice, the receiving Party shall within ten days of receipt, prepare and circulate to the other Party a statement setting out its position on the matter in dispute and reasons for adopting such position, and simultaneously send a copy of its statement to the Steering Committee. Each such statement shall be considered by the next regular meeting held by the Steering Committee or in a forum meeting specifically called upon by either Party for the settlement of the issue. 23.3. The members of the Steering Committee shall use reasonable endeavours to resolve a deadlock situation in good faith. As part thereof, the Steering Committee may request the Parties to in good faith develop and agree on a plan to resolve or address the breach, to be presented for the Steering Committee without undue delay. If the Steering Committee agrees upon a resolution or disposition of the matter, the Parties shall agree in writing on terms of such resolution or disposition and the Parties shall procure that such resolution or disposition is fully and promptly carried into effect. 23.4. If no Steering Committee has been established between the Parties, the relevant issue shall be referred to the Strategic Board immediately and Section 23.3 above shall not apply. 23.5. If the Steering Committee cannot settle the deadlock within 30 days from the deadlock notice pursuant to the section above, despite using reasonable endeavours to do so, such deadlock will be referred to the Strategic Board for decision. Should the matter not have been resolved by the Strategic Board within 30 days counting from when the matter was referred to them, despite using reasonable endeavours to do so, the matter shall be resolved in accordance with Section 23.8 below. 23.6. All notices and communications exchanged in the course of a deadlock resolution proceeding shall be considered Confidential Information of each Party and be subject to the confidentiality undertaking in Section 15 above. 23.7. Notwithstanding the above, the Parties agree that either Party may disregard the time frames set forth in this Section 23 and apply shorter time frames and/or escalate an issue directly to the Strategic Board in the event the escalated issue is of an urgent character and where the applicable time frames set out above are not appropriate. 23.8. Arbitration: Any dispute, controversy or claim arising out of or in connection with the Framework Agreement, or the breach, termination or invalidity of it, shall be finally settled by arbitration administered by the Arbitration Institute of the Stockholm Chamber of Commerce (the “SCC”). The Rules for Expedited Arbitrations shall apply, unless the SCC in its discretion determines, taking into account the complexity of the case, the amount in dispute and other circumstances, that the Arbitration Rules shall apply. The seat of arbitration shall be Gothenburg, Sweden and the language to be used in the arbitral proceedings shall be English unless both Parties are located in Sweden, in case in which it shall be Swedish. 23.9. In spite of the above, each Party may at any time to apply to any court of competent jurisdiction for interim relief. 23.10. All statements made and documents provided or exchanged in connection with the dispute resolution procedure under this Section 22.1 shall be used solely for the purpose of those proceedings and shall be treated as Confidential Information as shall the existence or content of the dispute or claim. 23.11. Irrespective of any disputes or claims between the Parties, Supplier shall always continue to fulfil its undertakings under this Framework Agreement Volvo Cars Related Party 20230925 10 (10) unless an arbitral tribunal or court (as the case may be) decides otherwise. 23.12. In any arbitration proceeding, any legal proceeding to enforce any arbitration award, or any other legal proceedings between the Parties relating to this Framework Agreement, each Party expressly waives the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state. Such waiver includes a waiver of any defense of sovereign immunity in respect of enforcement of arbitral awards and/or sovereign immunity from execution over any of its assets. ___________________ Agreement No.: PS23-086 1 FRAMEWORK AGREEMENT APPENDIX 2 HOURLY RATES [***]